Exhibit 99.1
Gogoro to Hold Annual General Meeting on May 30, 2023

TAIPEI – May 10, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it will hold its 2023 Annual General Meeting of Shareholders (the “AGM”) at Building C, No. 225, Sec. 2, Chang'an E. Rd., Songshan Dist., Taipei City, Taiwan 105, on the 30th day of May 2023 at 9:30 AM Taipei time.

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on May 5, 2023 (Eastern Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place.

Copies of the Notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement, the Proxy Card and the Company’s 2022 Annual Report, which contains the complete audited financial statements and the report of auditors for the year ended December 31, 2022, are available on the Investor Relations section of the Company’s website at https://investor.gogoro.com and on the SEC's website at www.sec.gov.

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles,” Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or

Exhibit 99.1
expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2023 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, statements regarding the sufficiency of Gogoro's cash resources, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro's battery swapping ecosystem in Taiwan and in new markets, timing of Gogoro's launch in India, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Exhibit 99.1

Gogoro Media Contact: Jason Gordon, Gogoro +1 (206) 778-7245 jason.gordon@gogoro.com	Gogoro Investor Contact: Michael Bowen, ICR, LLC. gogoroIR@icrinc.com ir@gogoro.com